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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                Commission file number 333-42293
                                                                    333-89194-01


[X] Form 10-K                           [ ] Form 11-K

[ ] Form 20-F         [ ] Form 10-Q         [ ] Form N-SAR     [ ] Form N-CSR

For period ended December 31, 2004
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[ ]    Transition Report on Form 10-K

[ ]    Transition Report on Form 20-F

[ ]    Transition Report on Form 11-K

[ ]    Transition Report on Form 10-Q

[ ]    Transition Report on Form N-SAR

For transition period ended ________



  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Not Applicable
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PART I - REGISTRANT INFORMATION


Full Name of Registrant:  Crescent Real Estate Equities Limited Partnership
                          ------------------------------------------------------
                             Crescent Finance Company

Former Name if Applicable:
                            ----------------------------------------------------

Address of Principal Executive Office (Street and Number):

777 Main Street, Suite 2100
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City, State and Zip Code: Fort Worth, Texas, 76102
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PART II - RULES 12B-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

         Crescent Real Estate Equities Limited Partnership and Crescent Finance Company (the "Registrants") file this Notification of Late Filing of their combined Annual Report on Form 10-K for the period ended December 31, 2004. The Registrants will not timely file the Form 10-K because the preparation of the consolidated financial statements and management's assessment of internal controls over financial reporting cannot be completed in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the pertinent rules of the Public Company Accounting Oversight Board by the prescribed filing date without unreasonable effort or expense. The Registrants will file the Form 10-K no later than the fifteenth day after the prescribed due date of the Form 10-K.




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PART IV - OTHER INFORMATION

(1)      Name and telephone of person to contact in regard to this notification.

                  Jerry R. Crenshaw             (817)           321-2100
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                        (Name)              (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes [X] No



         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                CRESCENT REAL ESTATE EQUITIES limited partnership

                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 16, 2005                By:  Crescent Real Estate Equities, Ltd.,
                                             Its General Partner
                                         By: /s/ Jerry R. Crenshaw, Jr.
                                             ----------------------------------
                                             Name:  Jerry R. Crenshaw, Jr.
                                             Title: Executive Vice President
                                                    and Chief Financial Officer


                            CRESCENT FINANCE COMPANY

                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005                    By:   /s/ Jerry R. Crenshaw, Jr.
                                              ----------------------------------
                                              Name:  Jerry R. Crenshaw, Jr.
                                              Title: Executive Vice President
                                                     and Chief Financial Officer

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